July 27, 2020

U.S. Securities and Exchange Commission				Via EDGAR
Division of Corporation Finance
Washington, D.C. 20549
Attn: Daniel F. Duchovny




  Re:
CytRx Corporation
Preliminary Proxy Statement
Filed July 2, 2020, amended July 6, 2020 & July 27, 2020, by
Jerald A. Hammann
File No. 000-15327

Ladies and Gentlemen:

Set forth below are the responses of Jerald Hammann ('I', 'my', and 'Hammann') to the comments regarding the above-referenced filing contained in the letter from the staff (the 'Staff') of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the 'Commission') dated July 22, 2020. For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by my response.

Revised Preliminary Proxy Statement



1.
In future filings, please ensure that you file a redline of your proxy statement on Edgar and that you tag your correspondence as 'CORRESP.'

Response: I will attempt to do so. In the prior filing, attempts to tag my correspondence as 'CORRESP' failed the validation checks necessary for successful submission.


Proposal 1. Election of Directors, page 10

2.
As currently presented, security holders will not be able to vote for the company's Class I nominee. Please revise this section and your form of proxy card to highlight to security holders that they will be disenfranchised with respect to one board seat if they return your proxy card.

Response: Done.




Form of Proxy Card

3.
Revise your form of proxy card to indicate how you intend to vote any unmarked proxy cards as to proposal three: please state whether you intend to vote such shares for or against the proposal.

Response: Done. As a result of modification by the Company to its proposed proxy statement, please note that proposal three is now proposal two.


**********

I thank you for your consideration of my responses. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (612) 290-7282.


Sincerely,



/s/ Jerald Hammann

Jerald Hammann
CytRx Shareholder
(612) 290-7282